[Logo]	MEADE ®
6001 OAK CANYON, IRVINE, CALIFORNIA 92618-5200 U.S.A.
(949) 451-1450 ■ FAX: (949) 654-2688 ■ www.meade.com

August 9, 2007

United States Securities and Exchange Commission

c/o Ms. Kate Tillan, Assistant Chief Accountant

Division of Corporation Finance

100 F Street, NE, Mail Stop 6010

Washington, DC 20549

RE:                              Meade Instruments Corporation (the “Company”)

Form 10-K for the period ending February 28, 2007

Filed June 1, 2007

File No. 0-22183

Dear Ms. Tillan:

Thank you for your letter dated July 26, 2007.  We understand that the purpose of your comment letter is to assist us in our compliance with disclosure requirements and to enhance the overall disclosures in our filings.  We look forward to working with you in this regard.

On behalf of Meade Instruments Corporation, this letter contains our response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year Ended February 28, 2007 and Form 10-Q for the Quarterly Period Ended May 31, 2007.  For the Staff’s convenience, the comments received in the letter have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended February 28, 2007

Controls and Procedures, page 38

Question 1:

We note your statement that a “control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response — Question 1:

We will revise future filings to state, if true at that time, that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

Exhibits 32.1 and 32.2

Question 2:

The current certifications refer to the fiscal year ended February 28, 2006. Please amend the filing to include the entire filing along with the corrected Section 906 certifications required by Section 1350, Item 601 of Regulations S-B for the appropriate date.

Response — Question 2:

The current certifications included as Exhibits 32.1 and 32.2 contained an unintentional clerical error that we have revised to refer to “the Form-10K for the fiscal year ended February 28, 2007” instead of “the Form 10-K for the fiscal year ended February 28, 2006.”  The Company will file such revised Exhibits with the Commission on Form 10-K/A pursuant to the applicable rules and regulations.

Form 10-Q for the Quarterly Period Ended May 31, 2007

Questions 3:

We note your reference to the “then” CEO and CFO. However, the certifications filed in Exhibits 31.2 and 32.2 appear to be from your current CEO and CFO.  Please tell us why you used this language.

Response — Question 3:

The use of the word “then” was an unintentional clerical error and the Company will correct this language in future filings.

***End of responses to Staff Comments***

In addition, the Company also acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (949) 451-1450, if I can be of further assistance.

Sincerely,

MEADE INSTRUMENTS CORP.

Dated:	August 9, 2007	By:	/s/PAUL E. ROSS
Paul E. Ross
Senior Vice President, Finance and
Chief Financial Officer